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EXHIBIT 1
to SCHEDULE 13D

                       Press Release dated October 8, 2002

SUNNYVALE, Calif.--(BUSINESS WIRE)--Oct. 8, 2002--Sirenza Microdevices, Inc. (Nasdaq:SMDI - News), a leading designer and supplier of high-performance radio frequency (RF) components for communications equipment manufacturers, today announced that it is in discussions to acquire Vari-L Company, Inc. (OTCBB:VARL
- News). Concurrently, Sirenza has agreed to provide Vari-L with a secured bridge loan facility of up to $5.3 million. Vari-L designs, manufactures and markets complementary RF components using technologies common to existing and planned Sirenza products.

Sirenza's proposed acquisition of Vari-L is subject to the completion of due diligence, the finalization of terms and structure, and other pre-signing considerations. In connection with the loan agreement, Vari-L has agreed to negotiate a potential acquisition exclusively with Sirenza through March 2003, subject to limited exceptions, and has granted Sirenza the right of first refusal on competing acquisition offers.

Under the terms of the secured bridge loan facility, Vari-L plans to draw $1.3 million to retire a current loan facility. Vari-L may draw additional funds from time to time to support its general working capital requirements. The Sirenza loan facility provides for a portion of the principal amounts to be convertible into approximately 19.9% of Vari-L's fully diluted common stock under certain conditions.

Vari-L plans to disclose the loan agreement and its acquisition negotiations with Sirenza in its Annual Report on Form 10-K for fiscal year 2002, to be filed on October 8 with the Securities and Exchange Commission.

"We envision a number of market, channel, technological, and product synergies with Vari-L, which we believe will benefit the customers and stockholders of both companies," said Robert Van Buskirk, president and chief executive officer of Sirenza. "Vari-L's VCO (voltage-controlled oscillator) components, PLL (phase-locked loop) modules and signal processing components are commonly deployed beside our products in wireless communications infrastructure equipment. Also, Vari-L's sales channels are highly complementary to our channels and global end-customer base. We look forward to reaching a definitive acquisition agreement in the fourth quarter."

                              Vari-L Company, Inc.

Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L's patented products are used in commercial infrastructure equipment, consumer subscriber products and military/aerospace platforms. Vari-L serves a diverse customer base of the world's leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network

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Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi,
Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

                           Sirenza Microdevices, Inc.

Sirenza Microdevices, Inc., an ISO 9001:2000-certified manufacturer headquartered in Sunnyvale, California, with design centers throughout the U.S. and Canada, is a leading supplier of high-performance RF components for the wireless and wireline telecommunications markets. The company's product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, fiber optic components, and high-performance multicomponent modules
(MCMs) for transmit and receive applications. Product information may be found on Sirenza's website at www.sirenza.com.

This news release contains forward-looking statements regarding future events or results, including the proposed acquisition of Vari-L by Sirenza; the timing and execution of any definitive acquisition agreement between Sirenza and Vari-L; the timing, amounts and planned use of proceeds of proposed loans from Sirenza to Vari-L; and the synergies with Vari-L and related benefits envisioned by Sirenza. Sirenza cautions readers that such statements are, in fact, predictions and that actual events or results may differ materially. The discussions of Sirenza's proposed acquisition of Vari-L are at an early stage, and either Sirenza or Vari-L may decide not to proceed with such a transaction. There is no assurance that the loans made under the secured bridge loan facility will benefit Vari-L, or that the envisioned synergies of a business combination will benefit the customers and stockholders of both companies. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza's and Vari-L's respective filings with the Securities and Exchange Commission, specifically Sirenza's Form 10-K filed in March 2002 and Form 10-Q filed in August 2002, and Vari-L's Form 10-K filed in October 2002. Sirenza undertakes no obligation to update its forward-looking statements at any time or for any reason.

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